SCHEDULE 13G

                                  UNITED STATES
                         SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                      ACCESS INTEGRATED TECHNOLOGIES, INC.
                      ------------------------------------
                                (Name of Issuer)


                Class A Common Stock, $0.001 par value per share
                ------------------------------------------------
                         (Title of Class of Securities)


                                    004329108
                                 --------------
                                 (CUSIP Number)


                                December 31, 2007
                             ---------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |X| Rule 13d-1(b)

                                | | Rule 13d-1(c)

                                | | Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                          Continued on following pages
                               Page 1 of 10 Pages
                              Exhibit Index: Page 9

                                  SCHEDULE 13G

CUSIP No.: 004329108                                         Page 2 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          MAGNETAR CAPITAL PARTNERS LP
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                1,700,032
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           1,700,032
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,700,032
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.75% based on 25,167,656 shares outstanding as of November 5, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 004329108                                         Page 3 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          SUPERNOVA MANAGEMENT LLC
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                1,700,032
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           1,700,032
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,700,032
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.75% based on 25,167,656 shares outstanding as of November 5, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC; OO

                                  SCHEDULE 13G

CUSIP No.: 004329108                                         Page 4 of 10 Pages

.................................................................................
1.        Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).


          ALEC N. LITOWITZ
.................................................................................
2.        Check the Appropriate Box if a Member of a Group

          (a) [ ]

          (b) [ ]
.................................................................................
3.        SEC Use Only
.................................................................................
4.        Citizenship or Place of Organization

          Delaware
.................................................................................
                      5.       Sole Voting Power                  None
Number of             ..........................................................
Shares                6.       Shared Voting Power                1,700,032
Beneficially          ..........................................................
Owned by Each         7.       Sole Dispositive Power             None
Reporting             ..........................................................
Person With           8.       Shared Dispositive Power           1,700,032
.................................................................................
9.        Aggregate Amount Beneficially Owned by Each Reporting Person

          1,700,032
.................................................................................
10.       Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)

          [  ]
.................................................................................
11.       Percent of Class Represented by Amount in Row (9)

          6.75% based on 25,167,656 shares outstanding as of November 5, 2007.
.................................................................................
12.       Type of Reporting Person:

          HC

                                                              Page 5 of 10 Pages

Item 1(a).        Name of Issuer:

                  Access Integrated Technologies, Inc. (the "Issuer)

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  55 Madison Avenue, Suite 300, Morristown, NJ 07960.

Item 2(a).        Name of Person Filing

                  This Statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i)  Magnetar   Capital   Partners  LP   ("Magnetar   Capital
Partners");

                  ii)  Supernova Management LLC ("Supernova Management"); and

                  iii) Alec N. Litowitz ("Mr. Litowitz").

                  This Statement relates to Shares (as defined herein) held for the accounts of Magnetar Capital Master Fund, Ltd, a Cayman Islands exempted company ("Magnetar Capital Master Fund"), certain managed accounts (the "Managed Accounts"), Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Magnetar Capital Partners serves as the sole member and parent holding company of Magnetar Financial LLC a Delaware limited liability company ("Magnetar Financial"), and Magnetar Investment Management, LLC a Delaware limited liability company ("Magnetar Investment Management"). Each of Magnetar Financial and Magnetar
Investment Management are registered investment advisers under Section 203 of the Investment Advisers Act of 1940, as amended. Magnetar Financial serves as investment adviser to Magnetar Capital Master Fund. In such capacity, Magnetar Financial exercises voting and investment power over the Shares held for the account of Magnetar Capital Master Fund. Magnetar Investment Management serves as investment adviser to the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. In such capacity, Magnetar Investment Management exercises voting and investment power over the Shares held for the accounts of the Managed Accounts, Magnetar SGR Fund, Ltd and Magnetar SGR Fund, LP. Supernova Management is the general partner of Magnetar Capital Partners. The manager of Supernova Management is Mr. Litowitz.

Item 2(b).        Address of Principal Business Office or, if None, Residence

                  The address of the principal business office of each of Magnetar Capital Partners, Supernova Management, and Mr. Litowitz is 1603 Orrington Avenue, 13th Floor, Evanston, Illinois 60201.

Item 2(c).        Citizenship

                  i) Magnetar   Capital   Partners  is  a  Delaware   limited
partnership;

                  ii) Supernova Management is a Delaware limited liability company; and

                  iii) Mr. Litowitz is a citizen of the United States of America.

                                                              Page 6 of 10 Pages

Item 2(d).        Title of Class of Securities:

                  Class  A  Common  Stock,  $0.001  par  value  per  share  (the
"Shares")

Item 2(e).        CUSIP Number:

                  004329108

Item 3. If This Statement is Filed Pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:


                  (a)   | |   Broker or dealer  registered  under  Section 15 of
                              the Exchange Act.

                  (b)   | |   Bank as defined in Section 3(a)(6) of the Exchange
                              Act.

                  (c)   | |   Insurance  company as defined in Section  3(a)(19)
                              of the Exchange Act.

                  (d)   | |   Investment  company  registered under Section 8 of
                              the Investment Company Act.

                  (e)   |X|   An  investment  adviser  in  accordance  with Rule
                              13d-1(b)(1)(ii)(E);

                  (f)   | |   An  employee  benefit  plan or  endowment  fund in
                              accordance with Rule 13d-1(b)(1)(ii)(F).

                  (g)   | |   A parent  holding  company  or  control  person in
                              accordance with Rule 13d-1(b)(1)(ii)(G).

                  (h)   | |   A savings  association  as defined in Section 3(b)
                              of the Federal Deposit Insurance Act.

                  (i)   | |   A church plan that is excluded from the definition
                              of an investment company under Section 3(c)(14) of the Investment Company Act.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2007, each of Magnetar Capital Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner of 1,700,032 Shares. This amount consists of: (A) 778,417 Shares held for the account of Magnetar Capital Master Fund; (B) 2,987 Shares held for the account of Magnetar SGR Fund Ltd.; (C) 80,080 Shares held for the account of Magnetar SGR Fund LP and (D) 838,548 Shares held for the account of the Managed Accounts.

Item 4(b)         Percent of Class:

                  The  number  of  Shares  of  which  each of  Magnetar  Capital
Partners, Supernova Management and Mr. Litowitz may be deemed to be the beneficial owner constitutes approximately 6.75% of the total number of Shares outstanding (based upon information provided by the Issuer in its most recent filed registration statement on Form 10-Q, there were approximately 25,167,656 shares outstanding as of November 5, 2007).

                                                              Page 7 of 10 Pages

Item 4(c)         Number of Shares of which such person has:

Magnetar Capital Partners, Supernova Management, and Mr. Litowitz:
------------------------------------------------------------------

(i) Sole power to vote or direct the vote:                                     0

(ii) Shared power to vote or direct the vote:                          1,700,032

(iii) Sole power to dispose or direct the disposition of:                      0

(iv) Shared power to dispose or direct the disposition of:             1,700,032

Item 5.           Ownership of Five Percent or Less of a Class:

                  This Item 5 is not applicable.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
                  Company:

                  See disclosure in Item 2 hereof.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                              Page 8 of 10 Pages

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2008                  MAGNETAR CAPITAL PARTNERS LP


                                         By:  /s/ Alec N. Litowitz
                                              --------------------
                                         Name: Alec N. Litowitz
                                         Title:   Manager of Supernova
                                                  Management LLC, as General
                                                  Partner of Magnetar Capital
                                                  Partners LP


Date: February 13, 2008                  SUPERNOVA MANAGEMENT LLC


                                         By:  /s/ Alec N. Litowitz
                                              --------------------
                                         Name: Alec N. Litowitz
                                         Title:   Manager


Date: February 13, 2008                  ALEC N. LITOWITZ

                                         /s/ Alec N. Litowitz
                                         --------------------

                                                             Page  9 of 10 Pages

                                  EXHIBIT INDEX


Ex.                                                                  Page No.
---                                                                  --------

A.    Joint Filing Agreement, dated February 13, 2008 by and
      Magnetar  Capital  Partners LP,  Supernova  Management
      LLC, and Alec N. Litowitz........................                    10

                                                             Page 10 of 10 Pages

                            EXHIBIT A

                      JOINT FILING AGREEMENT

      The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Access Integrated Technologies, Inc. dated as of February 13, 2008 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.


Date: February 13, 2008                MAGNETAR CAPITAL PARTNERS LP


                                       By:  /s/ Alec N. Litowitz
                                            --------------------
                                       Name: Alec N. Litowitz
                                       Title:   Manager of Supernova
                                                Management LLC, as General
                                                Partner of Magnetar Capital
                                                Partners LP


Date: February 13, 2008                SUPERNOVA MANAGEMENT LLC


                                       By:  /s/ Alec N. Litowitz
                                            --------------------
                                       Name: Alec N. Litowitz
                                       Title:   Manager


Date: February 13, 2008                ALEC N. LITOWITZ


                                       /s/ Alec N. Litowitz
                                       --------------------